December 23, 2015

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Marc Thomas
Reviewing Accountant

Re:	Hampton Roads Bankshares, Inc.
Form 10-K for the year ended December 31, 2014
Filed March 25, 2015
Form 10-Q for the quarter ended September 30, 2015
Filed November 5, 2015
File No. 001-32968

Dear Mr. Thomas:

Hampton Roads Bankshares, Inc. (the “Company”) has received your letter dated December 14, 2015 containing comments on the Company’s above-referenced Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

As discussed with Chris Windsor of your office on December 22, 2015, this letter is to inform you that we intend to provide our responses on or before January 5, 2016.

If you have questions, please feel free to contact me at 757-217-1000.

Sincerely,

/s/ Thomas B. Dix III
Thomas B. Dix III
Chief Financial Officer